Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Card Activation Technologies, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
File no. 333-439677
As amended on June 5, 2007
Amendment No. 1 to Registration Statement on Form 10-SB
File No. 0-52556

June 22, 2007

Ladies and Gentlemen:

Card Activation Technologies, Inc., a Delaware corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated June 15, 2007.

Form SB-2

Risk Factors, page 6

1.
We note your response to prior comment 1 and are unable to agree with your response. If the tax consequences of the spin-off to MedCom shareholders were not material and there are no material tax consequences to potential investors in this offering, there is no need for a risk factor discussing the tax consequences of the spin-off Inclusion of such a risk factor creates the misimpression that there are material tax consequences to investors in the offering, which is not the case. Therefore, as previously requested delete the risk factor if there were and are no material tax consequences of the spin-off or this offering to MedCom shareholders or investors in this offering.

We have noted your comment and deleted this risk factor.-

Legal proceedings, page 2

2.
We note your response to prior comment 4 and have the following further comment. Although you have identified the company that has settled the infringement suit with the company, no other conforming disclosure has been added to the document. Your entire business is based upon the successful completion of patent license agreements with third parties and prior to your agreement with McDonald's you had no patent license agreements. It would appear that this agreement is a material agreement and your documents must be substantially revised to reflect this major development in the company's business. For example, the disclosure in your prospectus summary incorrectly states that as of the date of this prospectus the company has never entered into any patent license agreements. Please take extra care to make sure that conforming changes are made throughout the Form 10-SB and Form SB-2 to reflect the material terms of your license agreement with McDonald's and the material consequences of this agreement on your operations, such as the effect of entering into the agreement on your compensation arrangements (page 17).

We have noted your comment and revised the Form 10-SB and Form SB-2 to reflect the material terms of our license agreement with McDonald's and the material consequences of this agreement on our operations.

Furthermore, because the company is currently a reporting company with a class of securities registered under Section 12(g) of the Securities Exchange Act of 1934 (your Form 10-SB went automatically effective on June 9, 2007), an Item 1.01 Form 8-K must be filed relating to the license agreement with McDonald's.

We have noted your comment however the settlement with McDonald’s is covered under a confidentiality agreement in which we cannot disclose the terms and conditions of the settlement.

Form 10-SB

3.	We note your response to prior comment 5 but are unable to find any changes to the disclosure in the Form 10-SB or Form S.B-2 in response to our comment. Please advice or revise.

We have noted your comment and will revise to ensure the following response is incorporated into the filings: The overall tax consequence to all the shareholders is approximately $14,700.  The stock had no value at the time of spin-off and the only tangible valuation to assign to the taxability of the stock received is par value.   We have modified the notes and risk assessment to clarify that matter.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ William P. Williams
William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.